SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of February 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Release

The press release issued by DHT Holdings, Inc. (the “Company”) on January 30, 2017 related to its results for the fourth quarter of 2016 and its declaration of a quarterly dividend is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Credit Agreement

On November 1, 2016, DHT Holdings, Inc. (the “Company”), as guarantor, entered into a senior secured revolving credit facility agreement (the “Revolving Credit Facility”) with ABN AMRO Bank N.V. and ABN AMRO Bank N.V., Oslo Branch, as lenders, Samco Eta Ltd. (a wholly owned subsidiary of the Company) and Samco Delta Ltd. (a wholly owned subsidiary of the Company), as borrowers.  The Revolving Credit Facility makes available to the borrowers a secured revolving credit facility of USD 50,000,000 that the Company intends to use for general corporate and working capital purposes. Borrowings will bear interest at a rate equal to LIBOR plus 2.50%. Borrowings will be secured by customary ship mortgages on the DHT Amazon vessel and DHT Europe vessel. This discussion does not purport to be complete and is qualified entirely by the Revolving Credit Facility attached hereto as Exhibit 10.1 and incorporated by reference.

This portion of this Report on Form 6-K under the heading “Credit Agreement” and Exhibit 10.1 hereof are herby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-199697.

Exhibit List

Exhibit	Description

10.1	Revolving Credit Facility, dated as of November 1, 2016, among ABN AMRO Bank N.V., ABN AMRO Bank N.V., Oslo Branch, Samco Eta Ltd., Samco Delta Ltd. and DHT Holdings, Inc.

99.1	Press Release dated January 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 2, 2017	By:	/s/ Eirik Ubøe
		Name:	Eirik Ubøe
		Title:	Chief Financial Officer